
03032021

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paccom Ventures, Inc.

*CURRENT ADDRESS Suite 880 - 609 Granville Street
Vancouver, BC Canada BC ~~V6C 2W2~~ V7Y 1G5

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

FILE NO. 82- 2891 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: nm

DAT : 9/10/03

82-2891
AR/S
12-31-02

BCSC

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A

____ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Paccom Ventures Inc.	December 31, 2002	03/05/14

ISSUER ADDRESS

PO Box 1032 #880 – 609 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver,	BC	V7Y 1G5	(604) 685-6940	(604) 685-5535

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Dal Brynelsen	Director	(604) 685-5535

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Dal Brynelsen"	***Dal Brynelsen***	03/05/14

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Locke Goldsmith"	***Locke Goldsmith***	03/05/14

PACCOM VENTURES INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, CA
Michael J. David, CA

AUDITORS' REPORT

To the Shareholders of Paccom Ventures Inc.

We have audited the consolidated balance sheets of Paccom Ventures Inc. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"Lancaster & David"

CHARTERED ACCOUNTANTS

Vancouver, BC
March 17, 2003

New Westminster Office - Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 **Facsimile:** 604.524.9837
Vancouver Office – Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

PACCOM VENTURES INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
ASSETS		
CURRENT		
Cash	$ -	$ 450
Accrued revenues	**59,869**	-
Prepaid and other	**48,349**	2,143
	108,218	2,593
OIL AND GAS PROPERTIES *(Note 4)*	**307,428**	-
MINERAL PROPERTIES *(Note 5)*	**50,691**	59,001
CAPITAL ASSETS	**8,019**	10,444
	$ 474,356	$ 72,038
LIABILITIES		
CURRENT		
Bank overdraft	**$ 2,854**	$ -
Accounts payable and accrued liabilities	**50,328**	47,568
Payable to joint interest owners	**75,714**	-
Due to related parties	**43,315**	30,387
	172,211	77,955
LOANS PAYABLE *(Note 6)*	**97,167**	-
	269,378	77,955
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)		
SHARE CAPITAL *(Note 8)*	**10,684,829**	10,370,955
PROCEEDS FROM SPECIAL WARRANT FINANCINGS *(Note 7)*	**238,350**	150,000
DEFICIT	**(10,718,201)**	(10,526,872)
	204,978	(5,917)
	$ 474,356	$ 72,038

Approved on behalf of the Board:

"Locke Goldsmith"
Locke Goldsmith – Director

"Dal Brynelsen"
Dal Brynelsen – Director

The accompanying notes are an integral part of these consolidated financial statements

PACCOM VENTURES INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
YEARS ENDED DECEMBER 31

	2002	2001
REVENUE		
Natural gas revenue	$ 132,680	$ -
Royalties	(26,268)	-
	106,412	-
EXPENSES		
Consulting fees	21,650	-
Depletion and depreciation	109,733	3,212
Interest on long-term debt	4,188	-
Loan financing costs	19,120	-
Management fees	30,000	31,000
Office and general administration	44,837	15,574
Production expenses	6,734	-
Professional fees	45,736	22,145
Transfer agent and filing fees	15,743	13,387
	297,741	85,318
NET LOSS FOR THE YEAR	(191,329)	(85,318)
DEFICIT, BEGINNING OF YEAR	(10,526,872)	(10,441,554)
DEFICIT, END OF YEAR	$ (10,718,201)	$ (10,526,872)

	2002	2001
LOSS PER SHARE		
Basic	$ (0.05)	$ (0.04)
Fully Diluted	Anti-dilutive	Anti-dilutive
Weighted average number of share outstanding		
Basic	4,189,691	1,966,975
Fully Diluted	4,430,806	2,028,222

The accompanying notes are an integral part of these consolidated financial statements

PACCOM VENTURES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

	2002	2001
CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the year	$ (191,329)	$ (85,318)
Adjust for items not involving cash:		
Interest on long-term debt	4,188	-
Loan financing costs	19,120	-
Depletion and depreciation	109,733	3,212
	(58,288)	(82,106)
Net changes in non-cash working capital items:		
Accounts receivable	(59,869)	-
Prepaids and other	(45,618)	(1,612)
Accounts payable and accrued liabilities	59,314	4,247
Payable to joint interest owners	(75,714)	-
Due to related parties	56,308	38,379
	(65,579)	41,014
	(123,867)	(41,092)
INVESTING ACTIVITIES		
Proceeds on sale of real property	41,850	-
Mineral property exploration costs	(1,102)	-
Oil and gas exploration and development costs	(341,514)	-
	(300,766)	-
FINANCING ACTIVITIES		
Advances to related parties	-	(114,600)
Loan proceeds	92,979	-
Proceeds from Special Warrant financings	238,350	150,000
Proceeds from issue of share capital	90,000	-
	421,329	35,400
DECREASE IN CASH & CASH EQUIVALENTS	(3,304)	(5,692)
CASH & CASH EQUIVALENTS, beginning of year	450	6,142
CASH & CASH EQUIVALENTS, end of year	$ (2,854)	$ 450

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of exploring petroleum, natural gas and mineral resource properties. The recoverability of amounts recorded for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. During the year, the Company acquired an interest in an oil and natural gas property located in the United States.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and has a working capital deficiency of $63,993 (2001 - $75,362). The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and dassification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Refer to Note 12.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
On November 15, 2002 the Company incorporated Corning Energy, Inc ("Corning"), a wholly owned subsidiary, in the state of Nevada, USA. Corning has insignificant assets and liabilities at December 31, 2002, and is inactive. These financial statements have been prepared on a consolidated basis and include the accounts of the Company and the wholly owned subsidiary, Corning. All significant intercompany balances and transactions have been eliminated.

Oil and gas properties
The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. All of the Company's oil and gas interests are held in one cost centre: the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells, and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the excess amount is charged against operations as additional depletion.

Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at December 31, 2002 and 2001, there were no cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capital assets
Capital assets are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Automobile - 30% per annum; Mining equipment - 20% per annum.

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiary are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Mineral properties
The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Loss per share
The loss per share figures are calculated using the weighted average number of shares outstanding during the respective fiscal periods. The calculation of fully diluted earnings per share figures considered the potential exercise of outstanding share purchase options and warrants or other contingent issuances (i.e. Special Warrant financings) to the extent each option, warrant or contingent issuance was dilutive.

Financial instruments
The fair values of cash and cash equivalents, accrued revenues, prepaids and other, and accounts payable and accrued liabilities were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada and the United States, giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation plan
The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange policies (Note 10). No compensation expense is recognized when stock options are granted to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

NOTE 3 – CHANGE IN ACCOUNTING POLICY

The Company grants stock options in accordance with the TSX Venture Exchange policies (Note 10). No compensation expense is recognized when stock options are granted to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

Effective January 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation and other stock-based payments. The new recommendations require that stock-based payments to non-employees be accounted for using a fair value based method of accounting. The recommendations encourage, but do not require, the use of a fair valued based method to account for stock-based compensation to employees. The Company has elected to continue recording stock-based compensation to employees using an intrinsic value based method and will disclose pro forma information on the fair value of options issued during the period in the notes to the financial statements. As no stock options or stock-based payments were made to employees during the year ended December 31, 2002, no pro forma information is provided in these financial statements. The adoption of this new accounting policy has no cumulative effect on the prior period's financial statements.

NOTE 4 – INTEREST IN OIL AND GAS PROPERTIES

The Company entered into an Agreement dated April 15, 2002 with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of six Test Wells located in Tehama County, California known as the East Corning Property. The Company can earn a 2.025% undivided interest in one Test Well and a 3.75% undivided interest in each of the remaining Test Wells by contributing 2.7% of the costs of one Test Well and 5% of the costs of the remaining Test Wells ($370,076 paid in full at December 31, 2002). The Company also paid a fee of US$8,100 to participate in one Test Well, and a fee of US$15,000 for each of the remaining five Test Wells that it participated in. The Company has vested and earned a 5% working interest in the entire project. Six test wells were drilled during the year, and two wells were drilled subsequently. Production commenced on five wells prior to December 31, 2002, and two additional wells subsequently.

The Company entered in to an irrevocable direction to pay the Company's lawyers, 60% of the net cash flow from any production from the six test wells in California, until such time as a total of US$60,000 has been paid (US$3,600 paid up to December 31, 2002, and a further $9,712 paid subsequently). These funds are being used to retire the Loans Payable as described in Note 6.

NOTE 5 – MINERAL PROPERTIES

		2002		2001
Exploration and development costs				
North Belt Property				
- Recording fees	$	**1,270**	$	-
- Field expenses		**32,270**		-
- Reclamation Costs		**(9,000)**		9,000
Expenditures for the year		**24,540**		9,000
Deferred expenditures, beginning of year		**9,000**		-
Deferred expenditures, end of year		**33,540**		9,000
Acquisition costs				
North Belt Property, British Columbia		**17,150**		50,000
South Belt Property, British Columbia		**1**		1
Acquisition costs, end of year		**17,151**		50,001
	$	**50,691**	$	59,001

North Belt Property, Trail Mining Division, B.C.
The Company has a 100% interest in 8 mineral claims, of which five are subject to a 2% NSR royalty and two are subject to a 4% NSR royalty, and a 50% interest in one claim subject to a 4% NSR royalty. The Company also owns 38 acres of real property. By an agreement dated August 12, 2002, the Company sold a portion of land held in Rossland, BC as part of the North Belt Property for proceeds of $41,850, net of commissions. Refer to Note 12.

South Belt Property, Trail Mining Division, B.C.
The Company has a 100% interest, subject to a 2% NSR royalty, in sixty-six mineral claims.

NOTE 6 – LOANS PAYABLE

The Company entered into a series of loan agreements for total proceeds of $92,979. In consideration for the loans, the Company agreed to pay a bonus to the lenders consisting of the issuance of 159,333 common shares at a deemed price of $0.12 per share, and will pay interest at the rate of 12% per annum. These loans are unsecured and are repayable upon written demand at any time after January 2, 2004 (subsequently amended to July 2, 2004). There is no penalty if the Company repays the loans prior to this date. Interest of $4,188 has been accrued on these loans at year-end. Refer to Note 4.

NOTE 7 – SPECIAL WARRANT FINANCINGS

The Company completed a private placement of 1,540,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $154,000 (received). Each unit issued on the conversion of a Special Warrant will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.10 per share on or before October 22, 2003. Directors and private companies whose shareholders are related to directors subscribed to 570,000 Special Warrants of the offering. The proceeds were used for exploration on the Company's East Corning Property and for general working capital purposes.

NOTE 7 – SPECIAL WARRANT FINANCINGS (Continued)

a) The Company completed a private placement of 917,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $91,700 of which $84,350 was received by December 31, 2002 and $7,350 was received subsequently. Each Special Warrant will automatically convert, at no additional cost, into units of the Company at the earlier of one year from the date of the Special Warrants are issued or on the fifth business day following receipt from the British Columbia Securities Commission for the Company's Annual Information Form. Each unit issued on the conversion of a Special Warrant will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.10 per share on or before December 19, 2003. Directors and relatives of directors subscribed to 442,000 Special Warrants of the offering. The proceeds from this private placement will be used for property exploration and general working capital.

NOTE 8 - SHARE CAPITAL

Authorized: 100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance at December 31, 2000 and December 31, 2001	1,966,975	$ 10,370,955
Issued during the year:		
- by exercise of Special Warrants	1,250,000	150,000
- for settlement of debt	547,543	54,754
- by private placement	1,800,000	90,000
- for loan financing costs *(Note 6)*	159,333	19,120
	3,756,876	313,874
Balance at December 31, 2002	5,723,851	$ 10,684,829

The Company completed a private placement of 1,250,000 Special Warrants at a price of $0.12 per Special Warrant to net the Company proceeds of $150,000. Each Special Warrant was exercised, for no additional consideration, into units consisting of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share at a price of $0.15 per share up to February 20, 2003 (1,250,000 share purchase warrants exercised subsequently). This offering was fully subscribed by officers, directors, and former directors.

The Company agreed to settle a total of $54,754 in debt through the issuance of 547,543 common shares at a deemed price of $0.10 per share.

The Company completed a private placement of 1,800,000 units at a price of $0.05 per unit for total proceeds of $90,000. Each unit consists of one common share and one non-transferable share purchase warrant, with each warrant exercisable into an additional common share at a price of $0.10 per share on or before April 18, 2003. The proceeds were used for exploration on the Company's East Corning Property and for general working capital purposes.

Share purchase warrants are outstanding to acquire 1,250,000 common shares at a price of $0.15 per share on or before February 20, 2003 (exercised subsequently) and 1,800,000 common shares at a price of $0.10 per share on or before April 18, 2003.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company incurred the following amounts to directors: management fees - $30,000 (2001 - $31,000); deferred mineral property exploration costs - $30,368 (2001 - $nil); and reimbursement of general administrative expenses - $17,177 (2001 - $13,378). At December 31, 2002, $43,315 (2001 - $30,387) was owing to these parties without interest or fixed terms of repayment. These transactions are in the normal course of business and are measured at the exchange amount.

Refer to Notes 7 and 12.

NOTE 10 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 26, 2000 (393,000 post-consolidated common shares). The number of options granted may exceed 10% of the outstanding shares at the time of granting the options. The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the Optionee is a consultant or employed in an investor relations capacity.

A summary of the changes in the Company's common share purchase options is presented below:

	December 31, 2002		December 31, 2001	
	Number	**Weighted Average Exercise Price**	Number	Weighted Average Exercise Price
Balance, beginning of year	**393,000**	**$ 0.10**	133,000	$ 2.10
Granted	-	-	393,000	0.10
Exercised	-	-	-	-
Forfeited / Cancelled	-	-	(133,000)	(2.10)
Balance, end of year	**393,000**	**$ 0.10**	393,000	$ 0.10

Stock options are outstanding to directors and officers to acquire up to 393,000 common shares at a price of $0.10 per share exercisable until May 9, 2006.

NOTE 11 – INCOME TAXES

The Company has non-capital losses for income tax purposes of approximately $2,470,000 (2001 - $2,771,000) which may by used to reduce future taxable income in Canada, expiring between 2003 and 2009. The Company has a net capital loss of $64,000 (2001 - $64,000), which can be carried forward to set against future taxable capital gains. The Company has unclaimed exploration and development expenditures of approximately $4,070,000 (2001 - $4,060,000) which can be deducted for income tax purposes in Canada in future years at the Company's discretion.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period. A valuation allowance has been provided against all net future tax assets, as realization of such net assets is uncertain.

NOTE 12 – SUBSEQUENT EVENTS

a) The Company issued 1,250,000 common shares upon the exercise of 1,250,000 share purchase warrants at a price of $0.15 per warrant to net the Company proceeds of $187,500.

b) The Company is proposing a private placement to a director of the Company consisting of 166,666 common shares at a price of $0.15 per share to net the Company proceeds of $25,000. The proceeds will be used for general working capital. The private placement is subject to approval by the TSX Venture Exchange.

c) By an agreement dated February 24, 2003 the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights located in the North Belt Property in consideration for 100,000 common shares of the Company, subject to approval of the TSX Venture Exchange. The Company also agreed to pay a 5% net smelter return royalty on all future production from the Property.

d) The Company entered into a formal option agreement dated February 5, 2003 to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The agreement is subject to regulatory acceptance. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenditures and by issuing common shares, subject to regulatory approval:

Stage 1: To expend a minimum of $250,000 on exploration by January 31, 2004, and to issue 200,000 common shares by June 30, 2003.

Stage 2: To expend an additional $250,000 on exploration, including drilling, and issue an additional 200,000 common shares by June 30, 2004.

Stage 3: To expend an additional $1,000,000 on exploration and issue an additional 200,000 common shares by June 30, 2005. Upon completion of total exploration expenditures of $1,500,000 and the issuance of 600,000 common shares, a 50% interest in the mineral property will vest to the Company.

Stage 4: To expend an additional $1,000,000 on exploration and issue an additional 200,000 common shares by June 30, 2006. Upon completion of total exploration expenditures of $2,500,000 and the issuance of 800,000 common shares, a further 25% interest in the mineral property will vest to the Company.